                                                                    EXHIBIT 12-1

MCN CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

                                              Twelve Months          Twelve Months            Twelve Months
                                                  Ended                  Ended                    Ended
                                              June 30, 1996        December 31, 1995        December 31, 1994
                                              -------------        -----------------        ----------------
EARNINGS AS DEFINED (1)(5)
Pre-tax income (2)                               $160,011              $128,997                  $100,143
Fixed charges (3)                                  86,434                72,895                    55,197
                                                 --------              --------                  --------
   Earnings as defined                           $246,445              $201,892                  $155,340
                                                 ========              ========                  ========

FIXED CHARGES AS DEFINED (1)(4)(5)
Interest, expensed                               $ 70,062              $ 57,675                  $ 49,104
Interest, capitalized                               9,225                 7,926                     2,928
Amortization of debt discounts, premium
  and expense                                       1,998                 1,641                     1,332
Interest implicit in rentals                        2,178                 2,325                     1,904
Preferred securities dividend requirements
  of subsidiaries                                   9,549                 9,699                     2,194
                                                 --------              --------                  --------
  Fixed charges as defined                       $ 93,012              $ 79,266                  $ 57,462
                                                 ========              ========                  ========
Ratio of Earnings to Fixed Charges                   2.65                  2.55                      2.70
                                                 ========              ========                  ========
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(1) Earnings and fixed charges are defined and computed in accordance with Item
    503 of Regulation S-K.

(2) This amount represents the aggregate of (a) the pre-tax income from continuing operations of MCN and its majority-owned subsidiaries, (b) MCN's share of pre-tax income of its 50% owned companies, and (c) any income actually received from less than 50% owned companies.

(3) Fixed charges added to earnings are adjusted to exclude interest capitalized during the period for nonutility companies and the preferred securities dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income.

(4) Fixed charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries (MichCon and MCN Limited Partnership), increased to reflect the pre-tax earnings requirement for MichCon.

(5) In June 1996, MCN completed the sale of The Genix Group, its computer services subsidiary. For purposes of calculating the Ratio of Earnings to Fixed Charges, it has been classified as a discontinued operation and therefore excluded from the ratio for all periods presented.